Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

November 5, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:        Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy’s receives marketing authorization for generic semaglutide injection in Brazil.”

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

DR. REDDY'S LABORATORIES LTD.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500034. Telangana, India.	CONTACT

CIN: L85195TG1984PLC004507	INVESTOR RELATIONS	MEDIA RELATIONS
Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999	AISHWARYA SITHARAM	SANTOSH VYAS
Email: mail@drreddys.com	AISHWARYASITHARAM@DRREDDYS.COM	SANTOSHVYAS@DRREDDYS.COM
Web: www.drreddys.com

Dr. Reddy’s receives marketing authorization for generic semaglutide injection in Brazil

•	ANVISA grants marketing authorization for generic semaglutide injection for the treatment of adults with insufficiently controlled type 2 diabetes mellitus, as an adjunct to diet and exercise

•	The approval expands Dr. Reddy’s semaglutide presence to Brazil, one of the key markets in Latin America

Hyderabad, India; November 5, 2026: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY), along with its subsidiaries together referred to as “Dr. Reddy’s”, today announced that Brazil’s National Health Surveillance Agency (ANVISA) has granted marketing authorization for generic semaglutide injection for the treatment of adults with insufficiently controlled type 2 diabetes mellitus, as an adjunct to diet and exercise, either as monotherapy when metformin is considered inappropriate due to intolerance or contraindications, or in addition to other medicinal products for the treatment of diabetes. The product will be available as a pre-filled, multi-dose injectable pen in two presentations, 2 mg/1.5 mL and 4 mg/3 mL, for once-weekly dosing.

Brazil has 16.6 million adults aged 20–79 living with diabetes and ranks sixth globally in terms of the number of adults living with diabetes.1 Reflecting the significant treatment need in the country, the semaglutide market for diabetes is estimated at approximately USD 244.6 million.2

Commenting on the approval, MV Ramana, Chief Executive Officer, Global Generics, Dr. Reddy’s Laboratories, said, “Our focus with semaglutide is to expand access to this treatment option across markets where the patient need is significant. Brazil, with its substantial burden of diabetes, is an important part of that journey. This approval builds on our broader semaglutide strategy and brings us another step closer to making semaglutide available to more patients. We plan to launch semaglutide in Brazil with Aché.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2026. The company assumes no obligation to update any information contained herein.

[1]	Source: IDF Diabetes Atlas 2025, 11th edition.
[2]	Source: IQVIA, MAT September 2026.